Exhibit 99.1

TD Announces Conversion Privilege of Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18 (NVCC)

TORONTO – March 29, 2023 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that it does not intend to exercise its right to redeem all or any part of the currently outstanding 14 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18 (Non-Viability Contingent Capital (NVCC)) (the “Series 18 Shares”) of TD on April 30, 2023. As a result and subject to certain conditions set out in the prospectus supplement dated March 7, 2018 relating to the issuance of the Series 18 Shares, the holders of the Series 18 Shares have the right to convert all or part of their Series 18 Shares, on a one-for-one basis, into Non-Cumulative Floating Rate Preferred Shares, Series 19 (Non-Viability Contingent Capital (NVCC)) (the “Series 19 Shares”) of TD on May 1, 2023 (being the first business day following the conversion date of April 30, 2023, which falls on a Sunday). Holders who do not exercise their right to convert their Series 18 Shares into Series 19 Shares on such date will continue to hold their Series 18 Shares, subject to the conditions described below.

The foregoing conversion right is subject to the conditions that: (i) if TD determines that there would be less than 1,000,000 Series 19 Shares outstanding after taking into account all shares tendered for conversion on May 1, 2023, then holders of Series 18 Shares will not be entitled to convert their shares into Series 19 Shares, and (ii) alternatively, if TD determines that there would remain outstanding less than 1,000,000 Series 18 Shares after taking into account all shares tendered for conversion on May 1, 2023, then all remaining Series 18 Shares will automatically be converted into Series 19 Shares on a one-for-one basis on May 1, 2023. In either case, TD will give written notice to that effect to holders of Series 18 Shares no later than April 24, 2023 (being the first business day following the notice date of April 23, 2023, which falls on a Sunday).

The dividend rate applicable to the Series 18 Shares for the 5-year period from and including April 30, 2023 to but excluding April 30, 2028, and the dividend rate applicable to the Series 19 Shares for the 3-month period from and including April 30, 2023 to but excluding July 31, 2023, will be determined and announced by way of a press release on March 31, 2023.

Beneficial owners of Series 18 Shares who wish to exercise their conversion right should communicate as soon as possible with their broker or other nominee to obtain instructions for exercising such right during the conversion period, which runs from March 31, 2023 until 5:00 p.m. (Toronto time) on April 17, 2023.

Inquiries should be directed to TD’s Registrar and Transfer Agent, TSX Trust Company, at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves over 27 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.9 trillion in assets on January 31, 2023. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information, contact:

Brooke Hales, Vice President, Investor Relations, 416-307-8647

Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 647-625-3124